Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, AL 35211

July 21, 2008

Via EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Hibbett Sports, Inc.
Correspondence Submitted on June 18, 2008 Regarding
Annual Report on Form 10-K for the Year Ended February 2, 2008
Filed April 2, 2008
Definitive Proxy Statement on Schedule 14A
Filed May 2, 2008
File No. 0-20969

Dear Mr. Owings:

Please find our response to the Staff’s comments contained in your letter of June 26, 2008, regarding the Company’s Form 10-K and Definitive Proxy Statement for the year ended February 2, 2008.  For ease of reading, the Staff’s comments are bolded.

In connection with responding to the comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding our response or need further information, please feel free to contact our outside counsel, William A. Old, Jr. at (757) 622-3366 or John S. Mitchell, Jr. at (202) 293-8117.

Sincerely,

/s/ Michael J. Newsome
Michael J. Newsome
Chairman and Chief Executive Officer
Hibbett Sports, Inc.

Hibbett Sports, Inc.
Response to Staff Comment Letter Dated June 26, 2008

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 10

1.
We note your responses to comments 2 and 3 in our letter dated May 28, 2008.  In those responses, you state that in future filings you will comply with our comments.  Please provide us with your intended disclosure for the future filings.

Board of Directors – complete business experience over the last five years without gaps:

Beginning with our next Definitive Proxy Statement on Schedule 14A for Fiscal 2009, we expect our disclosure concerning our Board of Directors business experience will read similar to the following (response specifically for the three Directors noted in the SEC Comment Letter dated May 28, 2008):

“Carl Kirkland, age 67, has been a Director since January 1997.  Mr. Kirkland retired as Chief Executive Officer in March 2001 from Kirkland’s, Inc., a leading specialty retailer of decorative home accessories and gift items.  He is a co-founder of Kirkland’s, Inc. and served as President from 1996 to November 1997 and as Chief Executive Officer from 1966 to 2001.  He served as Chairman of the Board at Kirkland’s, Inc. from 1996 to 2004 and now serves as a Director and Chairman Emeritus of Kirkland’s, Inc.  In addition, Mr. Kirkland currently serves on the Board of Directors of the Bank of Jackson in Jackson, Tennessee.

Ralph T. Parks, age 62, has been a Director since June 2002.  Mr. Parks has served as President of  RTParks, Inc. since 2002.  In addition, he also provides consulting services to Hickory Brands, Inc., a privately owned manufacturer of footwear accessories and vendor of Hibbett.  From February 2008 through May 2008, Mr. Parks served as Interim CEO of Heelys, Inc., a global distributor of action youth footwear and vendor of Hibbett.  He also worked at FOOTACTION USA from 1987 to 1999, when he retired as President and Chief Executive Officer.  Additionally, Mr. Parks’ current Board service includes the Board of Directors of Kirkland’s, the Audit Committee of Kirkland’s and the Board of Directors of Heelys.

Thomas A. Saunders, III, age 71, has been a Director since 1995.  Mr. Saunders owns and is employed by Ivor & Co., LLC, a privately owned investment firm, and has served as its President since May 2000.  He is a retired member of Saunders Karp & Megrue Partners, LLC that controlled SK Equity Fund, L.P., once a major investor in Hibbett Sports, Inc.  Before founding Saunders Karp & Megrue in 1990, he served as a managing director, partner and chairman of a private equity fund of Morgan Stanley & Co., from 1974 to 1989.  Additionally, Mr. Saunders serves as the lead director on the Board of Directors of Dollar Tree Stores, Inc. and serves as an advisor to a number of investment funds, none of which Hibbett participates in.”

Director Compensation Table – grant date fair value

Beginning with our next Definitive Proxy Statement on Schedule 14A for Fiscal 2009, we expect to include a table of inputs and assumptions used to value stock options granted to our Directors similar to the following:

“Following is the weighted average fair value of each option granted during the fiscal year ended February 2, 2008.  The fair value was estimated on the date of grant using the Black Scholes pricing model with the following weighted average assumptions for each grant date:

Grant date	12/31/2007	9/30/2007	6/30/2007	3/31/2007	3/19/2007
Weighted average fair value at date of grant	$8.43	$9.56	$9.89	$10.68	$10.56
Expected option life (years)	4.20	4.20	4.07	4.07	4.07
Expected volatility	48.01%	41.07%	36.33%	39.22%	39.22%
Risk-free interest rate	3.39%	4.11%	5.00%	4.55%	4.53%
Dividend yield	None	None	None	None	None

See Note 3 to the consolidated financial statements in Annual Report on Form 10-K filed April 2, 2008 for additional information regarding the Company’s assumptions concerning expected option life, expected volatility, risk-free interest rate and dividend yield.”

Compensation Benchmarking:  Role of Compensation Consultants, page 21

2.
We note your response to comment 5 in our letter dated May 28, 2008.  Please tell us the nature and scope of the Hewitt Associates’ assignment and the material elements of the instructions or directions given to this consultant regarding the performance of duties.  Also, please provide us with your intended disclosure for the future filings.

Beginning with our next Definitive Proxy Statement on Schedule 14A for Fiscal 2009, we expect to include wording similar to the following concerning Hewitt Associates’ assignment and material elements of the instructions given to them regarding the performance of their duties:

“The Committee did not direct Hewitt Associates (Hewitt) to reach any particular conclusion or to perform the above services in any particular manner or under any particular method nor did we utilize Hewitt in any other role or for any other services during Fiscal 2008.  In determining the services to be rendered by Hewitt, the Committee identified a series of specific executive compensation consulting needs to be addressed and requested an overview of ongoing executive compensation consulting activities that Hewitt could provide.  In Fiscal 2008, the Committee asked Hewitt to provide the following services:

•	Conduct a detailed technical review of our CD&A and provide areas of improvement for the next proxy season;
•
Review our approach to long-term incentives for senior executives and provide design alternatives for the Committee’s consideration which reflect an enhanced emphasis on pay-for-performance and shareholder alignment;

•	Benchmarking review of the Chief Executive Officer’s total direct compensation versus the peer group; and
•	Provide input on various Committee process issues such as the timing of pay decisions, development of a Compensation Committee calendar and strategies for succession planning.

The Committee asked Hewitt to assist them annually and in alternating years with the following:

Annually:
•	Benchmarking of the top five positions’ compensation levels versus the market; and
•	Update the Compensation Committee on executive compensation trends and issues.
Alternating Years:
•	Benchmarking of other executive compensation levels versus the market; and
•	Review of program approach including compensation philosophy, pay programs and Committee process.

Additionally, the Committee asked Hewitt to keep them up to date on the latest news and issues pertaining to executive compensation through an e-mail subscription.”